Exhibit 15.3

Certification by the Chief Executive Officer

Pursuant to Item 16I(a) of Form 20-F

I, Xiaopeng He, Chairman and Chief Executive Officer of XPeng Inc. (the “Company”), certify that to my knowledge following due inquiry:

(1)	As of the date hereof, the board of directors of the Company consist of: Xiaopeng He, Yingjie Chen, Qin Liu, Ji-Xun Foo, Fei Yang, Donghao Yang, Fang Qu and HongJiang Zhang;

(2)	None of the members of the board of directors of the Company or any of our consolidated foreign operating entities is any official of the Chinese Communist Party;

(3)

Mr. Xiaopeng He is our controlling shareholder. As of the date hereof, Mr. He holds 20.5% of the total issued outstanding shares of the Company, representing 71.8% of the voting power of our total issued and outstanding shares. Mr. He is not a representative of any government entity in the People’s Republic China (the “PRC”);

(4)

There are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation or other rights, or material relationships, in each case between the Company or any of the aforementioned directors or officers on the one hand, and any person on the other hand, that could result in such person being deemed to control the Company; and

(5)	Based on the above, the Company is not owned or controlled by a government entity in the PRC.

Date:	April 12, 2023

By:	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Chairman and Chief Executive Officer